Exhibit 12.1

	Fiscal Year Ended June 30,					Six Months Ended December 31,
	2008	2009	2010	2011	2012	2012
EARNINGS
Pretax income (loss)	$(24,298)	$(22,897)	$(15,574)	$(35,203)	$12,025	$120,180
Plus:
Fixed charges (see below)	314	1,466	312	256	332	185

Total earnings (loss) to cover fixed charges	(23,984)	(21,431)	(15,262)	(34,947)	12,357	120,365

FIXED CHARGES
Interest expense	—	618	43	—	—	—
Amortization of discount on debt	—	549	21	—	—	—
Rental expenses representative of an interest factor (1)	314	299	248	256	332	185

Total fixed charges	314	1,466	312	256	332	185

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(24,298)	$(22,897)	$(15,574)	$(35,203)	$—	$—

RATIO OF EARNINGS TO FIXED CHARGES	—	—	—	—	37.2	650.6

(1)	One third of rental expenses was used to represent the interest factor of rental expenses